NO ACT

DC

PE 1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08021426

RECD S.E.C.
JAN 10 2008
1086

January 10, 2008

Act: 1934
Section: 14A-8
Rule:
Public Availability: 1/10/2008

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.

Dear Ms. Foran:

This is in regard to your letter dated January 9, 2008 concerning the shareholder proposal submitted by the Free Enterprise Action Fund for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Pfizer therefore withdraws its December 21, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

cc: Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

RECEIVED
2007 DEC 26 PM 7:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Pfizer provide a report, updated semi-annually, disclosing Pfizer's: (i) "[p]olicies and procedures for political contributions (both direct and indirect) made with corporate funds;" and (ii) "[m]onetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code . . . ." The Proposal further requests that the report include: (a) "[a]n accounting of [Pfizer's] funds contributed to any of the organizations described above;" (b) "[i]dentification of the person or persons [at Pfizer] who participated in making the decisions to contribute;" and (c) "[t]he internal guidelines or policies, if any, governing [Pfizer's] political contributions." The Proposal also requests that the report be presented to Pfizer's Audit Committee "or other relevant oversight committee" and posted on its website. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

Alternatively, if the Staff does not concur that the Proposal may be excluded under Rule 14a-8(i)(10), we request the Staff's concurrence that a portion of the supporting statement may be excluded pursuant to Rule 14a-8(i)(3) because it is irrelevant to consideration of the subject matter of the Proposal, materially misleading to the shareholders, and it impugns character and alleges improper or illegal conduct, all in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by

> the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

Exchange Act Release No. 20091, at Section II.E.6. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent. *See, e.g., AMR Corp.* (avail. Apr. 17, 2000) (permitting exclusion of a proposal concerning director independence where the company had already implemented a director independence policy); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal upon notice that the company had already adopted a very similar resolution); *Erie Indemnity Co.* (avail. Mar. 15, 1999) (permitting exclusion of a proposal to make the company's conflict of interests policy applicable to gifts to directors where the company had adopted a resolution barring acceptance of gifts of greater than nominal value).

For consideration in Pfizer's 2006 proxy materials, the Teamster General Fund submitted a proposal requesting, among other things, the disclosure of "contributions to . . . entities organized and operating under 26 USC Sec. 527" and trade association dues which were used for political purposes. In its letter denying Pfizer's no-action request, the Staff indicated that it could not concur that the proposal had been substantially implemented because Pfizer had not addressed the trade association element of the proposal. *See Pfizer Inc. (recon.)* (avail. Mar. 2, 2006), attached hereto as <u>Exhibit C</u>. Thus, the Staff appeared to recognize that Pfizer had substantially implemented all other aspects of the proposal. The proposal of the Teamster General Fund was included in Pfizer's 2006 proxy materials, but failed to received a majority of shareholder votes.

The Calvert Fund, Ltd. submitted a proposal similar to that of the Teamster General Fund the following year, but withdrew it after reaching agreement with Pfizer on the disclosure of trade association dues. As is now reflected in Pfizer's political contribution policies and semi-annual report described below, Pfizer requests that trade associations, to which Pfizer has contributed $100,000 or more to in a given year, provide Pfizer with information on the portion of dues used in political activities. This information is included in the semi-annual report, described below, which is published on Pfizer's website.

B. Pfizer's Political Contributions Disclosure Policy.

Pfizer's policy on the disclosure of political contributions is published on Pfizer's website (identified as "Corporate Procedure for Political Contributions by Pfizer Inc.") at http://www.pfizer.com/about/corporate_governance/political_action_committee_report.jsp (the "Political Disclosure Policy"), and is attached to this letter as Exhibit D. Section D of the Political Disclosure Policy, relating to corporate political activity reporting, provides as follows:

> Semi-annual report to shareholders: All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc[.] website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.
>
> Effective in 2007, Pfizer will request trade associations that received from Pfizer total payments of $100,000 or more in a given year to report the portion of Pfizer dues or payments used for expenditures or contributions that if made directly by Pfizer would not be deductible under 162(e)(1)(B) of the Internal Revenue Code. The company will disclose such information received from such trade associations semi-annually on the Pfizer Inc. website. The first disclosure report will cover activity from January 1, 2007 to June 30, 2007.
>
> This report shall also include company policies and procedures related to political contributions and expenditures.
>
> Prior to publication, the report shall be presented to the Board of Directors.

The semi-annual report detailing Pfizer's political contributions is published on Pfizer's website along with the Political Disclosure Policy (identified as "Pfizer PAC & Corporate Political Contributions Report: January – June 2007 Update") at http://www.pfizer.com/about/corporate_governance/political_action_committee_report.jsp (the "Pfizer Report"), and the most recent such report is attached to this letter as Exhibit D. The Pfizer Report details, by recipient and amount, Pfizer Political Action Committee and Pfizer Inc. contributions to entities organized and operating under 26 U.S.C. § 527 (identified as "political committees" in the Political Disclosure Policy), corporate contributions made in state and local elections and certain contributions to trade associations. The Pfizer Report also identifies, by name and title, each member of the Political Contributions Policy Committee and Pfizer PAC Steering Committee, the two committees that make political contribution decisions.

Thus, as discussed in more detail below, we believe that Pfizer has addressed the essential objectives of the Proposal, and the Proposal may therefore be properly omitted from the 2008 Proxy Materials as substantially implemented.

C. Analysis.

Pursuant to Rule 14a-8(i)(10), a company may exclude a shareholder proposal if the company has substantially implemented the essential objective of the proposal. When a company can demonstrate that it has already adopted policies or taken actions that address the shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007) (concurring that a proposal for board declassification was substantially implemented by an amendment to the charter which required the same); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (concurring that a proposal for issuance of a sustainability report was substantially implemented by the publishing of a sustainability report on the company website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal concerning the hiring of illegal aliens was substantially implemented by a federal law with which the company complied); *Albertson's, Inc.* (avail. Mar. 23, 2005) (concurring that a proposal for issuance of a sustainability report was substantially implemented by the publishing of a sustainability report on the company website); *Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal for the adoption of a stock option expensing policy was substantially implemented by adoption of Financial Accounting Standards Board's Statement 123(R), requiring the expensing of stock options); *The Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting a report on the child labor practices of the company's vendors was substantially implemented by the adoption of a code of vendor conduct, the monitoring of vendor compliance and the publishing of related information, despite the fact that the company's report did not provide all the information sought by the proposal); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

The Proposal seeks a semi-annual report, presented to Pfizer's Audit Committee "or other relevant oversight board and posted on [Pfizer's] website," disclosing Pfizer's policies and procedures for political contributions, and with respect to monetary and non-monetary contributions to political candidates, parties and committees and other entities organized and operating under 26 U.S.C. § 527, an accounting of Pfizer's contributions, the identities of the Pfizer personnel who make contribution decisions, and the internal guidelines and policies governing political contributions.

As demonstrated in the chart attached to this letter as Exhibit B, the Pfizer Report and Political Disclosure Policy "substantially implement" each element of the Proposal. The Pfizer Report is published semi-annually on the Pfizer website after it has been presented to the Board of Directors. Pursuant to the Political Disclosure Policy, the Pfizer Report is prefaced by Pfizer's political contribution policies and procedures. With respect to contributions to political candidates, political parties, political committees, entities organized under 26 U.S.C. § 527 (identified as "political committees" in the Political Disclosure Policy), and certain trade association contributions, the Pfizer Report includes: (a) a detailed accounting of contributions, by amount and name of the recipient; and (b) the name and title of each member of the two committees responsible for making political contributions decisions. The internal guidelines and policies governing political contributions are published in the Political Disclosure Policy, available on the same Corporate Governance webpage as is used to access the Pfizer Report.

Accordingly, we believe that Pfizer's existing policies and semi-annual report on corporate political contributions address each element of the Proposal, and, therefore, the Proposal is excludable under Rule 14a-8(i)(10) as having been substantially implemented.

II. A Portion of the Supporting Statement May Be Excluded under Rule 14a-8(i)(3) Because It Is Irrelevant, Materially Misleading, Impugns Character and Makes an Unfounded Charge of Improper or Illegal Conduct.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10) as set forth above, we respectfully request that the Staff concur in the exclusion of a portion of the supporting statement in accordance with Rule 14a-8(i)(3).

A. Background.

Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its views regarding when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, modification or exclusion is appropriate when, among other things:

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote;

- the company demonstrates objectively that a factual statement is materially false or misleading; or

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation.

While the Staff has established a high standard for exclusion of statements under Rule 14a-8(i)(3) in recent years, we believe that the following portion of the supporting statement (the "Portion") meets this standard and accordingly should be excluded:

> Pfizer CEO Jeff Kindler, for example, donated $2,300 to the "Hilary Clinton for President" campaign in April 2007. Hillary Clinton is a proponent of various public policies that may be inimical to Pfizer, including nationalized healthcare.

B. Analysis.

We believe that the Portion is fully excludable under Rule 14a-8(i)(3) for containing statements (1) that are irrelevant to the subject matter of the Proposal, (2) that are materially misleading to the shareholders, and (3) that impugn character and make an unfounded charge of improper or illegal conduct.

1. Irrelevant.

The Portion may be excluded as wholly unrelated and "irrelevant to the subject matter of" the Proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001). *See, e.g., Bob Evans Farms, Inc.* (avail. Jun. 26, 2006) (permitting exclusion of portions of a supporting statement that listed the five largest shareholders of the company as irrelevant to a proposal on declassifying the company's board of directors); *Exxon Mobil Corp.* (avail. Mar. 27, 2002) (permitting exclusion of portions of the supporting statement discussing global warming as irrelevant to a proposal on executive compensation); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter). The Proposal concerns corporate political contributions made by Pfizer. The Proposal has nothing to do with the personal political contributions of Mr. Kindler or any other Pfizer employee. In this regard, Federal Election Commission Regulations specifically prohibit corporations from "[u]sing coercion . . . to urge any individual to make a contribution . . . on behalf of a candidate or political committee." *See* 11 C.F.R. § 114.2(f)2(iv). Any report on Pfizer employees' personal political contributions could be deemed a form of coercion intended to intimidate employees into supporting candidates who are agreeable to Pfizer. Further, Pfizer has a policy that prohibits employees from using company property or equipment for personal political activities. *See* Political Disclosure Policy; *see also* Summary of Pfizer Policies on Business Conduct, at 36, *available under* "Business Conduct and Ethics" in the Corporate Governance section of Pfizer's website.

Equally irrelevant is the assertion that Senator Hillary Clinton may threaten the well-being of Pfizer. The Proposal requests a report on "monetary and non-monetary contributions," irrespective of political candidate, political party or healthcare policy. Invoking any particular candidate or party is irrelevant to a Proposal concerning only the reporting of political contributions.

2. Materially Misleading.

The Portion may be excluded as materially misleading to shareholders because it suggests that the Proposal concerns Pfizer employees' personal contributions and Pfizer's discretion in making corporate contributions. *See U.S. Bancorp* (avail. Jan. 27, 2003) (excluding statements concerning board conduct as misleading in a proposal on voting percentage thresholds); *Boise Cascade Corp.* (avail. Jan. 23, 2001) (excluding statements concerning board conduct as misleading in a proposal to separate the offices of CEO and chairman). The Proponent's reference to Pfizer Chief Executive Officer Jeff Kindler's personal political contribution creates "a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B. Discussion of Mr. Kindler's personal contribution suggests that if the Proposal were passed, shareholders would be entitled to a report that details the personal political activities of Pfizer employees, which would not be the case under the Proposal, and, as noted above, might very well be prohibited by law.

3. Impugning Character and Charges of Improper or Illegal Conduct.

The Portion may be excluded because it indirectly impugns the character of Pfizer's Chief Executive Officer and makes the unfounded charge the he has engaged in improper or illegal activity. *See CCBT Bancorp, Inc.* (avail. Apr. 20, 1999) (excluding a statement concerning the directors' alleged breach of fiduciary duty as an unfounded charge of improper or illegal conduct). The paragraph immediately preceding the Portion states, "Absent a system of accountability, we believe that corporate executives may be free to use [Pfizer's] assets for political objectives that are not shared by and may be harmful to the interests of the Company and its shareholders." What follows is the Portion's description of Mr. Kindler's political campaign contribution. The implication is that Mr. Kindler has improperly used Pfizer's assets, while, in fact, any political contributions made by a Pfizer employee must be made out of the employee's personal funds.

For the reasons explained above, the Portion is irrelevant to the subject matter of the Proposal, would serve to materially mislead the shareholders, impugns character and makes an unfounded charge of improper or illegal conduct. *See* SLB 14B. Therefore, if the Staff determines that omission of the Proposal in its entirety is not warranted under Rule 14a-8(i)(10), we believe that the Staff should concur that the Portion discussed above can be omitted in its entirety pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff take no action if Pfizer excludes the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). Alternatively, we respectfully request that the Staff take no action if Pfizer excludes the Portion from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran

Enclosures

cc: Steven J. Milloy, Free Enterprise Action Fund

100349528_10.DOC

EXHIBIT A

action fund
management.llc

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 11/13/07 # of pages ▶ 2
To Margaret Foran	From Steven Milloy
Co./Dept. Corp Secretary	Co. AFM / FEAOX
Phone #	Phone # 301-258-2852
Fax # 212-573-7851	Fax #

BY FAX

November 13, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance &
Associate General Counsel and Corporate Secretary
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 6270 shares of the Company's common stock, 3854 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Pfizer Common Stock

Attachment: Shareholder Proposal: Political Contributions Report

Political Contributions

Resolved, that the shareholders hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

    a. An accounting of the Company's funds contributed to any of the organizations described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to contribute; and,
    c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report should be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.

Supporting Statement

As long-term shareholders of Pfizer, we support policies that apply transparency and accountability to corporate political giving.

Absent a system of accountability, we believe that corporate executives may be free to use the Company's assets for political objectives that are not shared by and may be harmful to the interests of the Company and its shareholders. We are concerned that there is currently no single source of information that provides all of the information sought by this resolution.

Pfizer CEO Jeff Kindler, for example, donated $2,300 to the "Hillary Clinton for President" campaign in April 2007. Hillary Clinton is a proponent of various public policies that may be inimical to Pfizer, including nationalized healthcare.

While Company employees are free to support the political candidates of their choice, shareholders want to know whether Company employees may be using their official positions and corporate assets to advance personal political goals that may ultimately harm shareholder value.

EXHIBIT B

PFIZER'S SUBSTANTIAL IMPLEMENTATION OF THE PROPOSAL

Elements of the Proposal	*Pfizer's Implementation*
Provide a report, updated semi-annually, disclosing the Company's:	The Pfizer Report is published on the Pfizer website and updated semi-annually.
1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.	Pfizer has policies and procedures for corporate contributions that are outlined in the Political Disclosure Policy and as preface to the Pfizer Report, both available on the website.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under § 527 of the Internal Revenue Code, including:	The Pfizer Report discloses contributions to political candidates, political parties, political committees, and other political entities organized and operating under section 527 of the Internal Revenue Code as well as certain trade associations.
a. An accounting of the Company's funds contributed to any of the organizations described above;	The Pfizer Report identifies each contribution by name of the recipient and amount.
b. Identification of the person or persons in the Company who participated in making the decisions to contribute; and	The Pfizer Report identifies the members of the Policy Committee and PAC Steering Committee (the two committees responsible for contribution decisions) by both name and title.
c. The internal guidelines or policies, if any, governing the Company's political contributions.	The Political Disclosure Policy and the preface to the Pfizer Report disclose the policies governing Pfizer's political contributions, both available on the website.
This report should be presented to the Board of Directors' Audit Committee or other relevant oversight committee, and posted on the Company's website.	The Pfizer Report is presented to the entire Board of Directors prior to publication on the website.

EXHIBIT C

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PUBLIC REFERENCE COPY 2, 2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Pfizer Inc.
Incoming letter dated February 21, 2006

Dear Ms. Foran:

This is in response to your letter dated February 21, 2006 concerning the shareholder proposal submitted to Pfizer by the International Brotherhood of Teamsters. On February 9, 2006, we issued our response expressing our informal view that Pfizer could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In this regard, we note that your letter does not provide new facts or arguments regarding whether (1) Pfizer has substantially implemented the portion of the proposal that requests disclosure of "any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution [that] if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code"; or (2) Pfizer's non-implementation of that portion of the proposal is consistent with your view that you have substantially implemented the proposal.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washi ..on, D.C. 20001

EXHIBIT D

Pfizer

About Pfizer

Pfizer Political Action **Committee Report**

The Pfizer political action committee, Pfizer PAC, is a nonpartisan organization that provides opportunities for employees to participate in the American political process. The Pfizer PAC is an employee-run organization with a steering committee made up of Pfizer employees from around the country. When choosing to make a contribution to a candidate, the Pfizer PAC considers candidates' views on issues that impact Pfizer and its employees as well as the presence of Pfizer facilities or employees in the candidate's district or state. The PAC steering committee reviews and approves all recommendations for PAC contributions on a monthly basis.

Corporate Procedure for Political Contributions by Pfizer Inc. (PDF) — Pfizer recently approved a new procedure that applies to Pfizer colleagues' campaign and election activities during working hours. The procedure also restricts the use of Pfizer resources to support federal and state candidates, political parties and political committees.

Pfizer Political Action Committee (PAC) Report January - June, 2007 (PDF)

Pfizer Political Action Committee (PAC) Report 2005 - 2006 (PDF)

Pfizer Political Action Committee (PAC) Report 2003 - 2004 (PDF)

Pfizer Political Action Committee (PAC) Report 2001 - 2002 (PDF)

If you do not have Adobe® Reader, download it here. It is available without charge from Adobe®. This link is provided as a convenience. Pfizer is not responsible for the content of this linked page.

Business to Business Careers Contact Us Health Care Professionals Pfizer Global Sites Privacy Policy

The product information provided in this site is intended only for residents of the United States.
The products discussed herein may have different product labeling in different countries.

Pfizer Inc is a pharmaceutical company committed to helping people improve their health by discovering and develo

CORPORATE PROCEDURE #509	February 1, 2007
SUBJECT: POLITICAL CONTRIBUTIONS BY PFIZER INC	Revision #1
	Page 1 of 3
APPLIES TO: ALL U.S. GROUPS/DIVISIONS	

SCOPE

Consistent with Corporate Policy #602, this procedure addresses contributions and expenditures from Pfizer Inc. It does not apply to the actions of company-sponsored state or federal political committees (PACs) or contributions to political parties, candidates or committees that support elections outside of the United States.

BACKGROUND

The Federal Election Campaign Act (FECA) and the Bipartisan Campaign Reform Act (BCRA) were enacted, in part, to limit the influence of corporations in federal political campaigns. These federal laws prohibit corporations from providing money or in-kind contributions to federal candidates, political parties, political committees or any other entity in connection with a federal election.

While some states and local jurisdictions have similar corporate contribution prohibitions, others permit corporations to support state candidates, political parties and committees.

Pfizer has a long-standing policy forbidding the use of corporate contributions in federal elections, and the Company expects all colleagues to comply with the FECA, BCRA and Corporate Policy # 602.

The federal contribution ban applies not only to monetary support. It also covers corporate items and services of any monetary value. For this reason, Pfizer colleagues are prohibited from using corporate resources, including Pfizer corporate funds or in-kind items or services, to support or oppose a federal election. In state and local jurisdictions that permit corporate contributions, colleagues must seek review and approval from Corporate Affairs and the Legal Division prior to committing corporate funds or resources to a state or local candidate, political party or political committee.

Pfizer also recognizes that political contributions are legal in some states and local jurisdictions, subject to limitations, restrictions or public disclosure obligations.

Political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines. Political contributions may not be given to an official in exchange for an official act or to advance particular business projects.

PROCEDURE

A. Federal elections: Colleagues may not use any Pfizer resource in connection with a federal election. This includes providing Pfizer monetary support (e.g., seeking expense reimbursement for an individual contribution) or in-kind support, including the use of Pfizer computers, the Pfizer e-mail system, employee lists (web-based telephone lists and hard copies), conference rooms or other Pfizer facilities, stamps, envelopes, letterhead or the Pfizer logo, use of copiers or the internal office mail system.

Pfizer colleagues may not "bundle" individual contributions from other Pfizer colleagues, then use Pfizer stamps, letterhead, envelopes or administrative support to send such contributions to a federal candidate or committee.

1. Personnel time: Pfizer colleagues may not spend time during working hours in support of, or in opposition to a federal campaign.

   Managers may not request junior colleagues or colleagues whose work the manager supervises (administrative personnel included) to assist them in campaign fundraising or volunteer efforts. Participation in political activities must be the independent, voluntary decision of each Pfizer colleague.

2. Inadvertent use: If a Pfizer colleague inadvertently uses corporate resources in connection with a federal campaign, the colleague must contact the Legal Division and provide reimbursement to Pfizer Inc. within five business days. Reimbursement must be equal to the fair market value of the item or service provided to the campaign or committee. The Legal Division in consultation with Corporate Affairs will determine fair market value for reimbursement purposes.

B. State and local elections: Because state and local laws relating to political contributions differ substantially, all corporate contributions or use of corporate resources must be reviewed and approved by Corporate Affairs then the Legal Division in advance.

C. The Legal Division shall be responsible for providing advice and counsel regarding contribution limits, restrictions and reporting obligations. Corporate Affairs shall be responsible for retaining a list of all corporate contributions provided to state or local candidates and committees, including the recipient's name, amount and date of the contribution. The company Treasurer and Corporate Affairs shall be responsible for compliance with campaign finance reporting and public disclosure obligations required by state and local laws.

D. Semi-annual report to shareholders: All federal and state contributions and expenditures made by the company shall be disclosed semi-annually on the Pfizer Inc. website. For the purpose of this paragraph, the words "contributions" and "expenditures" shall include direct and indirect monetary contributions to candidates, as defined by 26 U.S.C. § 162(e)(1)(B), and contributions to political committees, ballot measures and political parties.

Effective in 2007, Pfizer will request trade associations that received from Pfizer total payments of $100,000 or more in a given year to report the portion of Pfizer dues or payments used for expenditures or contributions that if made directly by Pfizer would not be deductible under 162(e)(1)(B) of the Internal Revenue Code. The company will disclose such information received from such trade associations semi-annually on the Pfizer Inc website. The first disclosure report will cover activity from January 1, 2007 to June 30, 2007.

This report shall also include company policies and procedures related to political contributions and expenditures.

Prior to publication, the report shall be presented to the Board of Directors.

PFIZERPAC

OURVOICEINTHE POLITICALPROCESS


PFIZER
PAC

Pfizer PAC & Corporate Political Contributions Report
January – June 2007 Update

Learn which candidates we supported in your community.

PFIZER PAC ~ OUR VOICE IN THE POLITICAL PROCESS



A Message from Rich Bagger, Chairman, Pfizer PAC

Dear Colleagues:

Every day, Pfizer colleagues across the country work hard to engage meaningfully with patients, doctors, payers, governments, and other key stakeholders.

The Pfizer PAC is one of the ways in which we engage with elected officials and candidates for public office. Through Pfizer PAC, we support candidates who understand the importance of innovative life science companies like Pfizer in fighting disease, improving health outcomes, and ensuring access to vital medicines.

This political contributions disclosure report includes a list of candidates and political committees that Pfizer PAC supported from January 1, 2007 through June 30, 2007. I hope you will take a moment to review this report and see which candidates Pfizer PAC supported in your state and region. You should note that Pfizer PAC supported candidates from both political parties and every level of government.

It is important that we make our voices heard and continue to engage with candidates. By supporting candidates who put patients at the center of health care, Pfizer is able to engage in a policy dialogue that advances health care reform and medical innovation.

Thank you for your support,

Rich Bagger

PFIZER PAC

Our Voice in the Political Process

What is a PAC?

Political Action Committees (PACs) are an important part of the American political process. The Pfizer PAC supports candidates who value access and innovation in health care.

Who Receives Pfizer PAC Contributions?

Pfizer PAC is nonpartisan. It supports Democrats and Republicans alike. In the first half of 2007, 506 candidates were supported by the Pfizer PAC. True to its nonpartisan commitment to support candidates from both political parties who share Pfizer's vision and values for healthcare, 48% of the contributions went to Republican candidates and 51% supported Democratic candidates. A complete list of Pfizer PAC and state corporate political contributions for January 2007 – June 2007 is included in this report.

PFIZER PAC & POLITICAL CONTRIBUTIONS GOVERNANCE POLICY

Pfizer complies fully with all federal, state, and local laws and reporting requirements governing PAC and corporate political contributions, as set forth in its Corporate Political Contributions Procedure.

In addition, our Corporate Procedure requires all PAC and corporate political contributions to be compiled and published semi-annually in a report that is made available to employees, shareholders, and the public, and posted on the Company's website at www.pfizer.com under "About Pfizer" in the Corporate Governance section.

Effective this year, Pfizer is requesting that trade associations that received total payments of $100,000 or more from Pfizer in a given year report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under 162(e)(1)(B) of the Internal Revenue Code. We will disclose information received from our trade associations semi-annually in this report.

Pfizer has a PAC Steering Committee comprised of six colleagues that must review and approve all PAC and corporate political contributions on a monthly basis. To ensure adequate representation, Steering Committee members represent different divisions within the Pfizer organization. The PAC Steering Committee evaluates candidates on a basis of their views on issues that impact Pfizer and its colleagues. It also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state. In addition, all PAC contribution requests are shared with the Pfizer Political Contributions Policy Committee for review. The Political Contributions Policy Committee is responsible for governing the Pfizer PAC.

Political Contributions Policy Committee

CHAIRMAN
Rich Bagger
Senior Vice President,
Worldwide Public Affairs
& Policy

TREASURER
Rick Passov
Vice President
& Treasurer

SECRETARY
Barbara Bonfiglio
Senior Corporate
Counsel

Robert Mallett
Senior Vice President,
Worldwide Alliance
Development, Philanthropy
& Corporate Responsibility

Anthony Principi
Senior Vice President,
Government Relations

Marc Scarduffa
Senior Director/Team Leader
Public Affairs

Bill Smith
Vice President,
Government Relations
& Public Affairs

Allen Waxman
Senior Vice President
& General Counsel

Pfizer PAC Steering Committee

Everett V. Cunningham
Vice President,
Human Resource, Group Leader
New York, NY

Kristina DiPalo
Senior Director,
Human Resource
Communications
Corporate Human Resources
Peapack, NJ

Ashley Graham
Director
External Medical Affairs
New York, NY

Karen Lee
Senior Manager, Global Logistics,
Global Manufacturing
Memphis, TN

Rod MacKenzie, Ph.D.
Senior Vice President,
Worldwide Research
New London, CT

David McGavin, Ph.D.
Vice President,
Global Regulatory & Market Support
Animal Health
Kalamazoo, MI

POLITICAL CONTRIBUTIONS RECIPIENTS
JANUARY – JUNE 2007 UPDATE


PFIZER
PAC

	PARTY	DISTRICT	CORP.	PAC
ALABAMA				
FEDERAL HOUSE				
Rep. Artur Davis	D	7		$1,000.00
STATE SENATE				
John Murphy McMillian ○	R	22	$500.00	
ALASKA				
FEDERAL HOUSE				
Rep. Don Young	R	1		$1,000.00
ARIZONA				
FEDERAL HOUSE				
Rep. Richard George Renzi	R	1		$1,000.00
ARKANSAS				
FEDERAL SENATE				
Sen. Blanche Lambert Lincoln ● *(Up in '10)*	D			$1,000.00
Sen. Mark Lunsford Pryor	D			$2,000.00
ATTORNEY GENERAL				
AG Dustin McDaniel ○	D			$2,000.00
CALIFORNIA				
FEDERAL HOUSE				
Rep. Joe Baca	D	43		$500.00
Rep. Brian P. Bilbray ◘	R	50		$1,000.00
Rep. Mike Honda	D	15		$1,000.00
Rep. Darrell Issa	R	49		$1,000.00
Rep. Kevin McCarthy	R	22		$1,000.00
Rep. Devin Nunes	R	21		$2,000.00
Rep. Hilda Solis	D	32		$2,500.00
Rep. Ellen O. Tauscher	D	10		$5,000.00
LIEUTENANT GOVERNOR				
Sen. Sam Aanestad ◘, ● *(Up in '10)*	R		$1,000.00	
STATE SENATE				
Sen. Ronald S. Calderon ○	D	30	$1,500.00	
Sen. Lou Correa ○	D	34	$2,494.00	

	PARTY	DISTRICT	CORP.	PAC
Sen. Dave Cox	R	1	$1,000.00	
Assm. Mervyn M. Dymally	D	25	$1,000.00	
Assm. Loni Hancock	D	9	$1,000.00	
Sen. Christine Kehoe ◘	D	39	$1,500.00	
Carol Liu	D	21	$2,000.00	
Sen. Carole Migden	D	3	$1,000.00	
Sen. Gloria Negrete McLeod ✱ *(Up in '10)*	D	32	$1,500.00	
Sen. Leland Yee ◘, O	D	8	$1,000.00	
STATE HOUSE				
Assm. Charles M. Calderon O	D	58	$2,000.00	
Assm. Hector De La Torre	D	50	$1,000.00	
Assm. William J. Emmerson	R	63	$1,000.00	
Assm. Ted Gaines	R	4	$500.00	
Assm. Cathleen Galgiani	D	17	$2,700.00	
Assm. Mary Hayashi O	D	18	$1,000.00	
Assm. Laura Richardson	D	55	$575.00	
Assm. Mary Salas O	D	79	$1,500.00	
Sen. Tom Torlakson	D	11	$2,000.00	
Assm. Alberto Torrico	D	20	$1,000.00	
Assm. Michael N. Villines	R	29	$1,500.00	
Assm. Mimi Walters	R	73	$1,000.00	
CONTROLLER				
John Chiang ◘, O	D		$2,500.00	
BOARD OF EQUALIZATION				
Sen. Richard C. Ackerman ◘, ✱ *(Up in '10)*	R		$1,500.00	
COLORADO				
FEDERAL HOUSE				
Rep. Diana L. DeGette ◘	D	1		$1,000.00
Rep. Douglas L. Lamborn O	R	5		$1,000.00
Rep. Marilyn N. Musgrave	R	4		$1,500.00
Rep. Edwin G. Perlmutter O	D	7		$1,000.00
Rep. Mark Udall ◘	D	2		$2,500.00
ATTORNEY GENERAL				
AG John W. Suthers ◘, ✱ *(Up in '10)*	R			$1,050.00

W Winner
O Debt Retirement
NP=Non-Partisan

✱ Contibutions for non 2007–2008 election

➲ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
CONNECTICUT				
FEDERAL HOUSE				
Rep. Joseph D. Courtney ◘	D	2		$1,000.00
Rep. Christopher Shays	R	4		$2,500.00
DISTRICT OF COLUMBIA				
CITY COUNCIL				
Yvette Alexander	D			$250.00
FLORIDA				
FEDERAL HOUSE				
Rep. F. Allen Boyd	D	2		$6,000.00
Rep. Tom Feeney	R	24		$1,000.00
Rep. Ric Keller	R	8		$1,500.00
Rep. Kendrick B. Meek	D	17		$3,000.00
GEORGIA				
FEDERAL SENATE				
Sen. Saxby Chambliss	R			$1,000.00
FEDERAL HOUSE				
Rep. John Jenkins Barrow ◘	D	12		$4,000.00
Rep. Nathan Deal	R	10		$2,500.00
Rep. John Phillip Gingrey	R	11		$1,000.00
Rep. Henry C. Johnson ○	D	4		$1,000.00
Rep. James C. Marshall	D	8		$3,000.00
Rep. Thomas E. Price ◘	R	6		$1,000.00
Rep. David Albert Scott	D	13		$5,000.00
LIEUTENANT GOVERNOR				
Hon. Casey Cagle ◘, ♦ *(Up in '10)*	R		$1,000.00	
STATE SENATE				
Sen. Don Balfour	R	9	$2,000.00	
Sen. Gloria Singleton Butler	D	55	$500.00	
Sen. Greg Goggans	R	7	$2,000.00	
Sen. Tim Golden	D	8	$500.00	
Sen. Lee Hawkins	R	49	$500.00	
Sen. Steve Henson	D	41	$1,000.00	
Sen. Jack Hill	R	4	$1,000.00	

	PARTY	DISTRICT	CORP.	PAC
Sen. Judson H. Hill ◘	R	32	$1,000.00	
Sen. Eric Johnson	R	1	$1,000.00	
Sen. Mitch Seabaugh	R	28	$500.00	
Sen. David J. Shafer	R	48	$300.00	
Sen. Preston W. Smith	R	52	$500.00	
Sen. Horacena Tate	D	38	$500.00	
Sen. Don R. Thomas	R	54	$2,000.00	
Sen. Renee S. Unterman	R	45	$500.00	
Sen. John J. Wiles	R	37	$500.00	
Sen. Tommie Andrew Williams	R	19	$1,000.00	
STATE HOUSE				
Rep. Mark Burkhalter	R	50	$1,000.00	
Rep. Earl Carter	R	159	$250.00	
Rep. R. M. Mickey Channell	D	116	$2,000.00	
Rep. Sharon M. Cooper	R	41	$1,000.00	
Rep. Earl D. Ehrhart	R	36	$1,000.00	
Rep. Barry A. Fleming	R	117	$500.00	
Rep. Virgil Fludd	D	66	$250.00	
Rep. Mike Glanton	D	76	$500.00	
Rep. Ben L. Harbin	R	118	$1,000.00	
Rep. Margaret D. Kaiser	D	59	$250.00	
Rep. Jerry L. Keen	R	179	$2,000.00	
Rep. Thomas P. Knox	R	24	$500.00	
Rep. Kevin Levitas	D	82	$500.00	
Rep. Billy Mitchell	D	88	$250.00	
Rep. Quincy Murphy	D	120	$250.00	
Rep. Larry J. Parrish	D	156	$500.00	
Rep. Glenn Richardson	R	19	$1,000.00	
Rep. James Hugh Roberts	R	154	$500.00	
Rep. James Ronald Stephens	R	164	$250.00	
Rep. Pamela S. Stephenson	D	92	$500.00	
Rep. Earnest Williams	D	89	$250.00	
LABOR COMMISSIONER				
Michael Thurmond ◘, ● *(Up in '10)*	D		$1,000.00	

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

➧ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
IDAHO				
FEDERAL SENATE				
Sen. Michael D. Crapo	R			$2,500.00
FEDERAL HOUSE				
Rep. William T. Sali ○	R	1		$1,000.00
	R	1		$1,500.00
Rep. Michael K. Simpson	R	2		$1,000.00
ILLINOIS				
FEDERAL SENATE				
Sen. Richard J. Durbin ◘	D			$1,000.00
FEDERAL HOUSE				
Rep. Melissa Luburich Bean ◘	D	8		$1,000.00
Rep. Mark Steven Kirk ◘	R	10		$1,000.00
Rep. Peter J. Roskam ◘	R	6		$3,500.00
Rep. Gerald C. Weller	R	11		$2,000.00
STATE SENATE				
Sen. Pamela J. Althoff	R	32	$1,000.00	
Sen. Michael Bond ● *(Up in '10)*	D	31	$500.00	
Sen. James F. Clayborne	D	57	$500.00	
Sen. John J. Cullerton	D	6	$1,000.00	
Sen. Kirk W. Dillard	R	24	$500.00	
Sen. Michael W. Frerichs ● *(Up in '10)*	D	52	$250.00	
Sen. Linda Holmes	D	42	$250.00	
Sen. Terry Link ◘	D	30	$1,000.00	
Sen. Antonio Munoz ● *(Up in '10)*	D	1	$350.00	
Sen. Christine Radogno	R	41	$200.00	
Sen. Kwame Raoul ● *(Up in '10)*	D	13	$750.00	
Sen. Dale E. Risinger ● *(Up in '10)*	R	37	$250.00	
Sen. Donne E. Trotter	D	17	$1,000.00	
STATE HOUSE				
Rep. Suzanne Bassi	R	54	$250.00	
Rep. Linda Chapa-LaVia	D	83	$500.00	
Rep. Elizabeth Coulson ◘	R	17	$250.00	
Rep. Tom Cross	R	84	$1,000.00	
Rep. Barbara Flynn Currie	D	25	$500.00	
Rep. Gregory Harris	D	13	$500.00	

	PARTY	DISTRICT	CORP.	PAC
Rep. Brent Hassert	R	85	$250.00	
Rep. Michael J. Madigan	D	22	$1,000.00	
Rep. Harry Osterman	D	14	$250.00	
Rep. Angelo Saviano	R	77	$500.00	
Rep. Timothy L. Schmitz	R	49	$350.00	
INDIANA				
FEDERAL HOUSE				
Rep. Stephen E. Buyer	R	4		$1,000.00
Rep. Brad Ellsworth ◘ ○	D	8		$4,000.00
	D	8		$4,000.00
Rep. Baron Hill	D	9		$3,000.00
Rep. Mike Pence	R	6		$1,000.00
SECRETARY OF STATE				
Hon. Todd Rokita ◘, ● *(Up in '10)*	R			$250.00
IOWA				
FEDERAL SENATE				
Sen. Charles E. Grassley ● *(Up in '10)*	R			$3,000.00
Sen. Tom Harkin	D			$1,000.00
FEDERAL HOUSE				
Rep. Tom Latham	R	4		$1,000.00
KANSAS				
FEDERAL SENATE				
Sen. Pat Roberts	R			$8,000.00
KENTUCKY				
FEDERAL SENATE				
Sen. Mitch McConnell	R			$2,500.00
FEDERAL HOUSE				
Rep. Geoffrey C. Davis	R	4		$2,500.00
LOUISIANA				
FEDERAL HOUSE				
Rep. Charlie Melancon	D	3		$5,500.00

W Winner
○ Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

➲ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
MAINE				
FEDERAL SENATE				
Sen. Susan M. Collins	R			$3,000.00
MARYLAND				
FEDERAL HOUSE				
Rep. Steny H. Hoyer	D	5		$5,000.00
Rep. Chris Van Hollen ◘	D	8		$1,000.00
Rep. Albert R. Wynn	D	4		$1,000.00
STATE SENATE				
Sen. John C. Astle ● *(Up in '10)*	D	30		$250.00
Sen. Verna Jones ● *(Up in '10)*	D	44		$250.00
Sen. Thomas V. Miller ● *(Up in '10)*	D	27		$1,000.00
STATE HOUSE				
Del. Talmadge Branch ● *(Up in '10)*	D	45		$100.00
Del. Michael Erin Busch ● *(Up in '10)*	D	30		$250.00
Del. Peter A. Hammen ● *(Up in '10)*	D	46		$150.00
Del. Mary-Dulany James ● *(Up in '10)*	D	34A		$125.00
Del. Shawn Z. Tarrant ● *(Up in '10)*	D	40		$100.00
MICHIGAN				
FEDERAL HOUSE				
Rep. Dave Camp	R	4		$1,000.00
Rep. John D. Dingell	D	15		$4,500.00
Rep. Carolyn C. Kilpatrick	D	13		$1,000.00
Rep. Mike Rogers	R	8		$3,500.00
Rep. Fred Upton ◘	R	6		$1,500.00
Rep. Timothy L. Walberg	R	7		$2,000.00
SECRETARY OF STATE				
Hon. Terri Lynn Land ◘, ● *(Up in '10)*	R			$1,000.00
STATE SENATE				
Sen. Tupac A. Hunter ● *(Up in '10)*	D	5		$200.00
Sen. Gilda Z. Jacobs ● *(Up in '10)*	D	14		$175.00
Sen. Alan B. Sanborn ● *(Up in '10)*	R	11		$200.00
STATE HOUSE				
Rep. Pam Byrnes ◘	D	52		$200.00
Rep. Bill Huizenga ◘	R	90		$150.00

	PARTY	DISTRICT	CORP.	PAC
Rep. Martin J. Knollenberg	R	41		$150.00
Rep. John Moolenaar	R	98		$200.00
Rep. Chuck Moss	R	40		$150.00
Rep. Tonya Schuitmaker	R	80		$300.00
Rep. John P. Stakce	R	44		$150.00
Rep. Steve Tobocman	D	12		$250.00
CITY COUNCIL				
Ken Massey	D			$100.00
MINNESOTA				
FEDERAL SENATE				
Sen. Norm Coleman ◘	R			$2,500.00
FEDERAL HOUSE				
Rep. Michele M. Bachmann	R	6		$1,000.00
MISSISSIPPI				
FEDERAL SENATE				
Sen. Thad Cochran	R			$2,000.00
FEDERAL HOUSE				
Rep. Charles W. Pickering	R	3		$1,000.00
Rep. Bennie G. Thompson	D	2		$1,000.00
LIEUTENANT GOVERNOR				
Sen. Charles Edwin Ross	R			$5,000.00
STATE SENATE				
Sen. H. Nolan Meltetal	D	10	$500.00	
Sen. Thomas Edward Robertson	R	51	$1,000.00	
STATE HOUSE				
Rep. Johnny W. Stringer	D	87	$500.00	
MISSOURI				
FEDERAL HOUSE				
Rep. Roy D. Blunt ◘	R	7		$7,500.00
Rep. William Lacy Clay ◘	D	1		$1,000.00
Rep. Samuel B. Graves	R	6		$2,500.00
Rep. Ike Skelton	D	4		$2,000.00
GOVERNOR				
Gov. Matt Blunt ◘	R		$25,000.00	

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

◑ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
NEBRASKA				
FEDERAL HOUSE				
Rep. Lee Terry ◘	R	2		$1,000.00
GOVERNOR				
Gov. David Heineman ◘, ● *(Up in '10)*	R		$2,000.00	
NEVADA				
FEDERAL HOUSE				
Rep. Shelley Berkley	D	1		$1,000.00
Rep. Dean Heller ◘	R	2		$1,500.00
Rep. Jon Porter	R	3		$5,000.00
NEW HAMPSHIRE				
FEDERAL SENATE				
Sen. John E. Sununu	R			$2,500.00
NEW JERSEY				
FEDERAL HOUSE				
Rep. Mike Ferguson ◘	R	7		$10,000.00
Rep. Rodney P. Frelinghuysen ◘	R	11		$2,000.00
Rep. William J. Pascrell	D	8		$1,000.00
Rep. Donald M. Payne	D	10		$1,000.00
Rep. Steven R. Rothman	D	9		$1,000.00
Rep. Albio Sires	D	13		$2,500.00
STATE HOUSE				
Assm. Jon M. Bramnick	R	21	$500.00	
Assm. Herbert Conaway	D	7	$250.00	
Assm. Alex DeCroce	R	26	$1,500.00	
Assm. Joseph J. Roberts	D	5	$500.00	
NEW MEXICO				
FEDERAL SENATE				
Sen. Pete V. Domenici	R			$1,000.00
FEDERAL HOUSE				
Rep. Heather A. Wilson	R	1		$2,500.00

	PARTY	DISTRICT	CORP.	PAC
NEW YORK				
FEDERAL HOUSE				
Carl Andrews O	D	11		$2,100.00
Rep. Joseph Crowley	D	7		$1,000.00
Rep. Eliot L. Engel ◘	D	17		$2,000.00
Rep. Kirsten E. Gillibrand	D	20		$3,000.00
Rep. Gregory W. Meeks	D	6		$2,000.00
Rep. Charles B. Rangel	D	15		$2,500.00
Rep. Thomas M. Reynolds	R	26		$1,500.00
STATE SENATE				
Sen. James S. Alesi	R	55		$500.00
Sen. Joseph L. Bruno	R	43	$1,000.00	
Sen. Martin M. Dilan ◘	D	17		$500.00
Sen. Thomas K. Duane	D	29		$500.00
Sen. John J. Flanagan	R	2		$500.00
Sen. Martin J. Golden	R	22		$500.00
Sen. Kemp Hannon	R	6		$1,000.00
Sen. Craig M. Johnson	D	7		$300.00
Sen. Owen H. Johnson	R	4		$500.00
Sen. Jeffrey D. Klein	D	34		$500.00
Sen. Thomas W. Libous	R	52		$500.00
Sen. Serphin R. Maltese	R	15		$500.00
Sen. George Maziarz	R	62		$500.00
Sen. Kevin S. Parker	D	21		$300.00
Sen. Stephen M. Saland	R	41		$500.00
Sen. Diane J. Savino	D	23		$300.00
Sen. James L. Seward	R	51		$500.00
Sen. Dean G. Skelos	R	9		$2,000.00
Sen. Malcolm A. Smith	D	14		$1,000.00
Sen. William T. Stachowski	D	58		$300.00
Sen. David J. Valesky	D	49		$300.00
Sen. Dale M. Volker	R	59		$500.00
Sen. George H. Winner	R	53		$500.00
STATE HOUSE				
Assm. Peter J. Abbate	D	49		$500.00
Assm. Jeffrion L. Aubry	D	35		$500.00
Assm. Jonathan L. Bing	D	73		$500.00

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

➲ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
Assm. Ronald J. Canestrari	D	106		$500.00
Assm. RoAnn M. Destito	D	116		$500.00
Assm. Luis M. Diaz	D	86		$500.00
Assm. Ruben Diaz	D	85		$500.00
Assm. Patricia A. Eddington	D	3		$500.00
Assm. Adriano Espaillat	D	72		$500.00
Assm. David F. Gantt	D	133		$300.00
Assm. Richard N. Gottfried	D	75		$500.00
Assm. Aileen M. Gunther	D	98		$500.00
Assm. Carl E. Heastie	D	83		$500.00
Assm. Joseph R. Lentol ■	D	50		$1,000.00
Assm. Vito J. Lopez	D	53		$500.00
Assm. Nettie Mayersohn	D	27		$500.00
Assm. Robert C. Oaks	R	128		$250.00
Assm. Felix W. Ortiz	D	51		$500.00
Assm. Crystal D. Peoples	D	141		$500.00
Assm. Jose R. Peralta	D	39		$500.00
Assm. Audrey I. Pheffer	D	23		$500.00
Assm. James Gary Pretlow	D	87		$500.00
Assm. Andrew P. Raia	R	9		$300.00
Assm. Jose Rivera	D	78		$500.00
Assm. Naomi Rivera	D	80		$500.00
Assm. Peter M. Rivera	D	76		$500.00
Assm. Robin Schimminger	D	140		$500.00
Assm. James N. Tedisco	R	110		$500.00
Lou Tobacco	R	62		$3,800.00
Assm. Helene E. Weinstein	D	41		$500.00
Assm. Mark S. Weprin	D	24		$500.00
CITY COUNCIL				
Cnclm. Leroy G. Comrie ● *(Up in '10)*	D			$500.00
Cnclm. Bill de Blasio ● *(Up in '10)*	D			$250.00
Eric Gioia ● *(Up in '10)*	D			$250.00

NORTH CAROLINA

FEDERAL SENATE

	PARTY	DISTRICT	CORP.	PAC
Sen. Richard M. Burr ■, ● *(Up in '10)*	R			$1,000.00
Sen. Elizabeth Dole ■	R			$1,000.00

	PARTY	DISTRICT	CORP.	PAC
FEDERAL HOUSE				
Rep. G. K. Butterfield	D	1		$2,000.00
Rep. Bob Etheridge	D	2		$2,000.00
Rep. Robin C. Hayes	R	8		$2,500.00
Rep. Patrick Timothy McHenry	R	10		$2,000.00
Rep. Heath Shuler	D	11		$4,000.00
NORTH DAKOTA				
GOVERNOR				
Gov. John Hoeven	R			$600.00
OHIO				
FEDERAL SENATE				
Sen. George V. Voinovich ◘, ● *(Up in '10)*	R			$1,000.00
FEDERAL HOUSE				
Rep. John A. Boehner	R	8		$2,500.00
Rep. Steve Chabot	R	1		$1,500.00
Rep. James Jordan O	R	4		$1,000.00
Rep. Deborah Pryce	R	15		$2,500.00
Rep. Pat Tiberi	R	12		$3,500.00
Rep. Charles A. Wilson	D	6		$3,000.00
ATTORNEY GENERAL				
AG Marc Dann ◘, ● *(Up in '10)*	D			$2,500.00
STATE SENATE				
Sen. John A. Carey ● *(Up in '10)*	R	17		$1,000.00
Sen. Kevin J. Coughlin ● *(Up in '10)*	R	27		$600.00
Sen. Randall L. Gardner	R	2		$300.00
Sen. Bill Harris ● *(Up in '10)*	R	19		$1,000.00
Sen. Eric Kearney ● *(Up in '10)*	D	9		$250.00
Sen. Tom Niehaus	R	14		$600.00
Sen. Steve Stivers	R	16		$800.00
STATE HOUSE				
Rep. Bill Coley	R	55		$500.00
Rep. Kevin DeWine	R	70		$300.00
Rep. Matthew J. Dolan	R	98		$1,000.00
Rep. Larry L. Flowers	R	19		$500.00
Rep. Jay Hottinger	R	71		$300.00

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

◗ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
Rep. Jon Husted	R	37		$1,000.00
Rep. Ross McGregor	R	72		$250.00
Rep. Jon M. Peterson	R	2		$250.00
Rep. Jim Raussen	R	28		$500.00
Rep. Chris Redfern	D	80		$500.00
Rep. Michelle Glass Schneider	R	35		$250.00
Rep. Jimmy Stewart	R	92		$500.00
Rep. Lynn R. Wachtmann	R	75		$250.00
Rep. Mark Wagoner	R	46		$1,200.00
Rep. John J. White	R	38		$400.00
Rep. Christopher R. Widener	R	84		$500.00
OKLAHOMA				
FEDERAL SENATE				
Sen. James M. Inhofe	R			$2,000.00
FEDERAL HOUSE				
Rep. Tom J. Cole	R	4		$2,500.00
Rep. John Sullivan	R	1		$1,000.00
OREGON				
FEDERAL HOUSE				
Rep. Greg Walden	R	2		$500.00
PENNSYLVANIA				
FEDERAL SENATE				
Sen. Arlen Specter ■, ◗ *(Up in '10)*	R			$4,500.00
FEDERAL HOUSE				
Rep. Charles W. Dent	R	15		$2,500.00
Rep. James W. Gerlach ■	R	6		$10,000.00
Rep. Patrick J. Murphy ○	D	8		$1,000.00
	D	8		$3,000.00
Rep. Timothy F. Murphy	R	18		$1,000.00
Rep. Joseph R. Pitts ■	R	16		$3,500.00
STATE SENATE				
Sen. Jane M. Earll	R	49		$500.00
Sen. Dominic F. Pilegg	R	9		$1,000.00
Sen. Joseph B. Scarnati	R	25		$1,000.00

	PARTY	DISTRICT	CORP.	PAC
SOUTH CAROLINA				
FEDERAL HOUSE				
Rep. James E. Clyburn	D	6		$7,500.00
STATE SENATE				
Sen. Thomas C. Alexander	R	1	$500.00	
Sen. Gerald Malloy	D	29	$500.00	
Sen. John W. Matthews	D	39	$500.00	
Sen. Glenn F. McConnell	R	41	$1,000.00	
Sen. William F. O'Dell	R	4	$250.00	
Sen. Harvey S. Peeler	R	14	$1,000.00	
Sen. Clementa Pinckney	D	45	$1,000.00	
STATE HOUSE				
Rep. Karl B. Allen	D	25	$250.00	
Rep. Gilda Cobb-Hunter	D	66	$1,000.00	
Rep. Daniel T. Cooper	R	10	$1,000.00	
Rep. Tracy Russell Edge	R	104	$500.00	
Rep. James H. Harrison	R	75	$500.00	
Rep. Chris Hart	D	73	$250.00	
Rep. Jackie E. Hayes	D	55	$500.00	
Rep. Leon Howard	D	76	$1,000.00	
Rep. James H. Merrill	R	99	$500.00	
Rep. Joseph H. Neal	D	70	$500.00	
Rep. Harry L. Ott	D	93	$1,000.00	
Rep. J. Anne Parks ◘	D	12	$250.00	
Rep. Lewis E. Pinson	R	13	$250.00	
Rep. Michael A. Pitts	R	14	$250.00	
Rep. J. David Weeks	D	51	$250.00	
Rep. W. Brian White	R	6	$500.00	
Rep. Robert Williams	D	62	$250.00	
Rep. Annette D. Young	R	98	$500.00	
TENNESSEE				
FEDERAL SENATE				
Sen. Lamar Alexander ◘	R			$2,500.00
FEDERAL HOUSE				
Rep. Marsha Blackburn	R	7		$1,000.00
Rep. John S. Tanner	D	8		$5,000.00

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007-2008 election

◆ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

	PARTY	DISTRICT	CORP.	PAC
TEXAS				
FEDERAL SENATE				
Sen. John Comyn ◘	R			$1,000.00
FEDERAL HOUSE				
Rep. Joe Barton	R	6		$5,000.00
Rep. Michael C. Burgess ◘	R	26		$1,000.00
Rep. Henry Roberto Cuellar	D	28		$2,500.00
Rep. John Culberson	R	7		$1,000.00
Rep. Charles Gonzalez	D	20		$1,000.00
UTAH				
FEDERAL HOUSE				
Rep. Christopher B. Cannon	R	3		$1,000.00
Rep. Jim Matheson	D	2		$8,000.00
VERMONT				
FEDERAL SENATE				
Sen. Patrick Leahy ✸ *(Up in '10)*	D			$1,000.00
VIRGIN ISLANDS				
FEDERAL HOUSE				
Del. Donna Marie Christian-Christensen	D			$500.00
VIRGINIA				
FEDERAL HOUSE				
Rep. Rick Boucher ◘	D	9		$1,000.00
Rep. Eric I. Cantor	R	7		$1,000.00
Rep. Thomas M. Davis	R	11		$1,500.00
Rep. Thelma S. Drake	R	2		$1,500.00
WASHINGTON				
FEDERAL SENATE				
Sen. Patty Murray ✸ *(Up in '10)*	D			$1,000.00
FEDERAL HOUSE				
Rep. Dave Reichert	R	8		$2,500.00
Rep. Adam Smith	D	9		$1,000.00

	PARTY	DISTRICT	CORP.	PAC
GOVERNOR				
Gov. Christine O. Gregoire	D		$2,500.00	
WEST VIRGINIA				
FEDERAL SENATE				
Sen. John D. Rockefeller	D			$1,000.00
WISCONSIN				
FEDERAL HOUSE				
Rep. Paul Ryan	R	1		$1,000.00
GOVERNOR				
Gov. James E. Doyle O	D			$5,000.00
JUDGE				
Annette Ziegler	NP			$5,000.00
WYOMING				
FEDERAL HOUSE				
Rep. Barbara Cubin	R	1		$2,000.00
Grand Total			**$128,969.00**	**$388,600.00**

W Winner
O Debt Retirement
NP=Non-Partisan

● Contibutions for non 2007–2008 election

➲ Portion of the contibution was earmarked for this particular candidate

◘ Candidates representing Pfizer facilities.

LEADERSHIP & PARTY COMMITTEES

JANUARY – JUNE 2007 UPDATE


PFIZER
PAC

	PARTY	CORP.	PAC
ARIZONA			
Arizona Democratic Party (Non-Federal)	D		$288.00
ARKANSAS			
Pulaski County Democratic Women's Club	D	$300.00	
CALIFORNIA			
CA Biomedical Industry State PAC	NP	$3,000.00	
California Women's Leadership Association PAC (CWLA PAC)	R	$2,000.00	
Democratic State Central Committee of California	D	$20,000.00	
PhRMA Pharmaceutical Research and Manufacturers of America Alliance for Research Independent Expenditure Fund	NP	$44,000.00	
PHRMA - Pharmaceutical Research and Manufacturers of America Alliance for Research PAC	NP	$6,000.00	
San Diego Biotechnology Political Action Committee	NP	$5,000.00	
DELEWARE			
First State PAC (Senator Tom Carper)	D		$5,000.00
DISTRICT OF COLUMBIA			
Biotechnology Industry Organization PAC (BIO PAC)	NP		$5,000.00
Blue Dog Political Action Committee	D		$5,000.00
Business Roundtable	NP	$2,500.00	
Committee for Hispanic Causes/Building Our Leadership Diversity PAC (CHC BOLD PAC)	NP		$1,000.00
Democratic Attorneys General Association (DAGA)	D	$25,000.00	
Democratic Congressional Campaign Committee	D		$15,000.00
Democratic Freshmen PAC	D		$2,500.00

	PARTY	CORP.	PAC
Democratic Lt. Governors Association	D	$10,000.00	
Democratic Senatorial Campaign Committee	D		$15,000.00
DNC Services Corporation/ Democratic National Committee	D		$15,000.00
National Republican Congressional Committee	R		$15,000.00
National Republican Senatorial Committee	R		$15,000.00
New Democrat Coalition Political Action Committee (AKA NDC PAC)	D		$5,000.00
Pharmaceutical Research & Manufacturers of America Better Government Committee	NP		$5,000.00
Public Opinion Strategies	NP	$55,000.00	
Republican Governors Association	R	$200,000.00	
Republican National Committee	R		$15,000.00
Republican State Leadership Committee (RSLC)	R	$80,000.00	
US Chamber of Commerce PAC (NCAP)	NP		$5,000.00
Western Governors Association	NP	$25,000.00	
FLORIDA			
Harvest PAC (Representative F. Allen Boyd)	D		$2,500.00
Red PAC (Representative Adam H. Putnam)	R		$2,000.00
GEORGIA			
Democratic Party of Georgia (Non-Federal)	D	$2,000.00	
Georgia Republican Party (Non-Federal)	R	$5,000.00	
The House Democratic Caucus	D	$1,000.00	
IDAHO			
Freedom Fund (Senator Michael D. Crapo)	R		$2,500.00
ILLINOIS			
Illinois Senate Democratic Fund	D	$1,000.00	
IOWA			
Republican Party of Iowa (Non-Federal)	R		$750.00
Republican Party of Iowa Building Fund (Non-Federal)	R	$5,000.00	
Senate Majority Fund	D		$1,000.00

	PARTY	CORP.	PAC
LOUISIANA			
Louisiana House Democratic Campaign Committee	D	$3,000.00	
Louisiana Republican Legislative Delegation Campaign Committee	R	$5,000.00	
Louisiana Senate Democratic Campiagn Committee	D	$3,000.00	
MICHIGAN			
Cox 5200 Club (AG Mike Cox)	R		$500.00
Michigan Nationa Govemors Association 2007	NP	$75,000.00	
Michigan Republican Party (Non-Federal)	R	$10,000.00	
Senate Republican Campaign Committee	R		$5,000.00
MISSOURI			
Rely on Your Beliefs Fund (Representative Roy D. Blunt)	R		$2,500.00
MONTANA			
Glacier PAC (Senator Max S. Baucus)	D		$5,000.00
NEBRASKA			
Nebraska Democratic Party (Non-Federal)	D	$3,750.00	
Nebraska Leadership PAC (Senator Ben Nelson)	D		$2,500.00
Nebraska Republican Party (Non-Federal)	R	$1,750.00	
NEW JERSEY			
Assembly Republican Victory	R	$2,000.00	
Democratic Assembly Campaign Committee	D	$1,000.00	
Mike PAC (Representative Mike Ferguson)	R		$5,000.00
New Jersey Democratic State Committee	D	$5,000.00	
Senate Democratic Majority	D	$1,000.00	
NEW YORK			
Democratic Assembly Campaign Committee	D	$2,000.00	$4,000.00

	PARTY	CORP.	PAC
National Leadership PAC			
(Representative Charles B. Rangel)	D		$2,500.00
NY Senate Republican Campaign Committee	R	$1,000.00	$6,000.00
NYS Democratic Senate Campaign Committee	D		$5,000.00
Republican Assembly Campaign Committee	R		$1,000.00
Together for Our Majority			
Political Action Committee (TOMPAC)			
(Representative Thomas M. Reynolds)	R		$1,500.00
NORTH CAROLINA			
More Conservatives PAC			
(Representative Patrick Timothy McHenry)	R		$500.00
NORTH DAKOTA			
North Dakota Democratic Senate Caucus	D		$600.00
North Dakota House Democratic-NPL Caucus	D		$600.00
North Dakota House Republican Caucus	R		$600.00
Senate Republican Caucus	R		$600.00
OHIO			
House Democratic Caucus Fund	D		$350.00
Ohio Democratic Party	D		$2,000.00
Ohio House Republican Campaign Committee	R		$500.00
Ohio Republican Party (Non-Federal)	R		$500.00
Ohio Republican Party State			
Central & Executive Committee	R		$2,000.00
Republican Senate Campaign Committee	R		$500.00
The Ohio Senate Democrats	D		$500.00
OKLAHOMA			
Conservative Oppurtunity Leadership			
and Enterprise PAC (COLE PAC)			
(Representative Tom J. Cole)	R		$5,000.00
PENNSYLVANIA			
PA Senate Republican Campaign Committee	R		$2,500.00

	PARTY	CORP.	PAC
PUERTO RICO			
Leading Us in Success Political Action Committee (LUISPAC) (Representative Luis Fortuno)	R		$5,000.00
SOUTH CAROLINA			
Building Relationships in Diverse Geographic Environments PAC (BRIDGE PAC) (Representative James E. Clyburn)	D		$5,000.00
Palmetto Leadership Council	NP	$2,000.00	
South Carolina Democratic Party (Non-Federal)	D	$5,000.00	
South Carolina Senate Republican Caucus	R	$1,500.00	
TENNESSEE			
Leadership 21 (Representative John S. Tanner)	D		$5,000.00
Republican Party of Rutherford County	R		$300.00
Tennessee Republican Party (Non-Federal)	R		$3,000.00
TEXAS			
Texas Freedom Fund (Representative Joe Barton)	R		$2,500.00
VIRGINIA			
Dominion Republican Leadership Trust PAC	R	$500.00	
Every Republican Is Crucial (ERICPAC) (Representative Eric I. Cantor)	R		$5,000.00
WISCONSIN			
Democratic Party of Wisconsin Federal Account	D		$5,000.00
Republican Assembly Campaign Committee	R		$6,000.00
Republican Party of Wisconsin	R		$5,000.00
Grand Total		**$614,300.00**	**$231,588.00**

FINANCIAL STATEMENTS
JANUARY – JUNE 2007 UPDATE



Pfizer Inc. PAC

For the Mid-Year Ending June 30, 2007
Combined Statement of Assets and Liabilities
Arising from Cash Transactions

	2007	TOTAL
ASSETS:		
Cash	$531,732.53	
Net Assets	**$531,732.53**	

Pfizer Inc. PAC

For the Mid-Year Ending June 30, 2007
Combined Statement of Revenues & Expenditures
Arising from Cash Transactions

REVENUES: CONTRIBUTIONS		
Payroll Deductions	735,140.52	735,140.52
Cash	11,007.00	11,007.00
Interest	8,167.51	8,167.51
Other (Ret. Checks Prior Cycle)	55,420.00	55,420.00
Total Revenues	**809,735.03**	**809,735.03**
EXPENDITURES: SUPPORT OF CANDIDATES		
Federal	319,100.00	319,100.00
State & Local	74,500.00	74,500.00
Political Parties & Other PACs	231,588.00	231,588.00
Interest & Other	11,662.00	11,662.00
Expenditures	**636,850.00**	**636,850.00**
Excess of Support over Expenditures	**$172,885.03**	**$172,885.03**
FUND AVAILABLE: CASH BALANCE		
Beginning of Year	$358,847.50	
End of Period	**$531,732.53**	

Pfizer Inc. PAC

For the Mid-Year Ending June 30, 2007

Disbursements

	2007	TOTAL
SUPPORT OF CANDIDATES:		
Contributions to:		
U.S. Senate Candidates	49,000.00	49,000.00
U.S. House Candidates	270,100.00	270,100.00
State & Local Candidates	74,500.00	74,500.00
	$393,600.00	**$393,600.00**
OTHER EXPENDITURES:		
Political Parties & Other PACs	231,588.00	231,588.00
Interest & Other	11,662.00	11,662.00
	243,250.00	**243,250.00**
TOTAL EXPENDITURES	**$636,850.00**	**$636,850.00**

PAC

235 East 42nd Street, 28th Floor, New York, New York 10164-90309

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

January 9, 2008

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the Free Enterprise Action Fund Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 21, 2007, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur that Pfizer Inc. ("Pfizer") could properly exclude from its proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Enclosed is a letter from Steven J. Milloy, the Proponent's representative, to Pfizer dated January 3, 2008, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 21, 2007, no-action request relating to Pfizer's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /amg

Margaret M. Foran

Enclosures

cc: Steven J. Milloy, Free Enterprise Action Fund

100367152_1.DOC

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

RECEIVED ... 3 2008 ... M. FORAN

BY FAX

January 3, 2008

Margaret M. Foran
Senior Vice President-Corporate Governance &
Associate General Counsel and Corporate Secretary
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran:

This is to notify you that the Free Enterprise Action Fund is withdrawing the shareholder proposal it submitted on November 13, 2007, entitled "Political Contributions."

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Pfizer Common Stock

END